                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 5)(1)

                       ChromaVision Medical Systems, Inc.
                       ----------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   17111P 10 4
                                   -----------
                                 (CUSIP Number)

                               N. Jeffrey Klauder
                      Managing Director and General Counsel
                800 The Safeguard Building, 435 Devon Park Drive
                              Wayne, PA 19087-1945
                                 (610) 293-0600

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 26, 2003

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (continued on following pages)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 17111P 10 4                 13D                           Page 2 of 12

1        NAME OF REPORTING PERSON
                  Safeguard Scientifics, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  23-1609753

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                      (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Pennsylvania

NUMBER OF                 7       SOLE VOTING POWER
SHARES                               -0-
BENEFICIALLY
OWNED BY                  8       SHARED VOTING POWER
EACH                                 23,175,964
PERSON WITH
                          9       SOLE DISPOSITIVE POWER
                                     -0-

                         10       SHARED DISPOSITIVE POWER
                                     23,175,964

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  23,175,964

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  [X]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  61.7%

14       TYPE OF REPORTING PERSON
                  CO

* Excludes an aggregate of 51,915 shares of common stock held by certain executive officers and directors of Safeguard Scientifics, Inc. and 501(c)(3) foundations, trusts and limited partnerships that are either controlled by them or over which they exercise shared voting or dispositive power. Safeguard Scientifics, Inc. disclaims beneficial ownership of such shares.

CUSIP No. 17111P 10 4                 13D                           Page 3 of 12

1        NAME OF REPORTING PERSON
                  Safeguard Delaware, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  52-2081181

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                     (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF                 7       SOLE VOTING POWER
SHARES                               -0-
BENEFICIALLY
OWNED BY                  8       SHARED VOTING POWER
EACH                                 19,737,243
REPORTING
PERSON                    9       SOLE DISPOSITIVE POWER
                                     -0-

                         10       SHARED DISPOSITIVE POWER
                                     19,737,243

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  19,737,243

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  52.6%

14       TYPE OF REPORTING PERSON
                  CO

CUSIP No. 17111P 10 4                 13D                           Page 4 of 12

1        NAME OF REPORTING PERSON
                  Safeguard Scientifics (Delaware), Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  51-0291171

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                    (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF                 7       SOLE VOTING POWER
SHARES                               -0-
BENEFICIALLY
OWNED BY                  8       SHARED VOTING POWER
EACH                                 3,438,721
REPORTING
PERSON                    9       SOLE DISPOSITIVE POWER
                                     -0-

                         10       SHARED DISPOSITIVE POWER
                                     3,438,721

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,438,721

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                 [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.2%

14       TYPE OF REPORTING PERSON
                  CO

The following information supplements and amends the information contained in the Schedule 13D and amendments thereto previously filed by Safeguard Scientifics, Inc. ("Safeguard") relating to the ownership by its subsidiaries of the common stock, $0.01 par value per share, of ChromaVision Medical Systems, Inc., a Delaware corporation (the "Company"), listed on the cover pages of this amendment.

ITEM 2.           IDENTITY AND BACKGROUND

No change except as follows:

(a) - (c) This Schedule 13D is being filed by Safeguard, Safeguard Delaware, Inc. ("SDI") and Safeguard Scientifics (Delaware), Inc. ("SSD") (collectively, the "Reporting Persons" and, individually, a "Reporting Person"). Safeguard is an operating company that creates long-term value by focusing on technology-related companies that are developed through superior operations and management support. SSD and SDI are wholly owned subsidiaries of Safeguard. Set forth in Schedule I annexed hereto are the name, identity and background of each Reporting Person and set forth in Schedules II, III and IV is the information required by Item 2 of Schedule 13D about the identity and background of each Reporting Person's directors, executive officers and controlling persons, if any.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Add the following to Item 3:

On February 26, 2003, Safeguard, SDI and the Company entered into a Securities Purchase Agreement pursuant to which SDI purchased 4,646,408 shares of Company common stock at a purchase price of $1.0761 per share, or an aggregate of $5,000,000. The funds used in this transaction came from the general working capital of Safeguard. SDI and the Company also entered into a Registration Rights Agreement, dated as of February 26, 2003, pursuant to which SDI and its affiliates have rights to have shares of common stock owned by SDI and its affiliates registered under the Securities Act of 1933, as amended.

ITEM 4.           PURPOSE OF TRANSACTION

The purpose of the transaction described herein was to acquire additional shares of Company common stock and to provide the Company with needed working capital. Safeguard intends to review, from time to time, its interest in the Company's business, financial condition, results of operations and prospects, economic and industry conditions, as well as other developments and other acquisition opportunities. Based upon these considerations, Safeguard may seek to acquire additional shares of common stock of the Company, or to dispose of all or a portion of its shares of the Company.

Safeguard has a strategic relationship with the Company and, accordingly, one employee of Safeguard is currently a member of the Board of Directors of the Company. Safeguard anticipates that this strategic relationship will continue.

Safeguard reserves the right to change its plans and intentions at any time and to take any action, with respect to the Company or any of its debt or equity securities, in any manner permitted by law.

Other than as set forth in Item 3 or Item 4 of this statement or as disclosed in previous amendments to Schedule 13D, each Reporting Person currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although each Reporting Person reserves the right to develop such plans).

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

Replace the disclosure previously contained in Item 5 with the following:

The table below sets forth the aggregate number of shares and percentage of the Company's outstanding shares beneficially owned by each Reporting Person as of February 26, 2003. The information contained in rows 6 through 11 on each of the cover pages hereto is hereby incorporated by reference into this Item 5.

Unless otherwise indicated in Schedule V annexed hereto, no Reporting Person or director or executive officer of a Reporting Person listed on Schedules II through IV annexed hereto has consummated any transaction in the Company's shares during the past sixty days other than as set forth herein.

                                                      Beneficial Ownership
                                                      --------------------
                                                Number of            Percentage
                                                 Shares              of Total(1)
                                                 ------              -----------
Safeguard Scientifics, Inc. (2)                23,175,964               61.7%
Safeguard Delaware, Inc. (3)                   19,737,243               52.6%
Safeguard Scientifics (Delaware), Inc.          3,438,721                9.2%

(1)      Calculations based upon 37,492,493 shares outstanding.

(2) Includes the 19,675,328 directly held shares and warrants to purchase 61,915 shares beneficially owned by Safeguard Delaware, Inc. (SDI) and the 3,438,721 shares beneficially owned by Safeguard Scientifics (Delaware), Inc. (SSD). Safeguard is the sole stockholder of each of SDI and SSD. Safeguard and each of SDI and SSD have reported that Safeguard, together with each of SDI and SSD, respectively, have shared voting and dispositive power with respect to the shares beneficially owned by each of SDI and SSD, respectively. Excludes an aggregate of 51,915 shares of common stock held by certain executive officers and directors of Reporting Persons and 501(c)(3) foundations, trusts and limited partnerships that are either controlled by them or over which they exercise shared voting or dispositive power, of which Safeguard disclaims beneficial ownership.

(3)      Includes warrants to purchase 61,915 shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In addition to the agreements previously filed as exhibits to Schedule 13D and amendments thereto, Safeguard, SDI and the Company are parties to the Securities Purchase Agreement dated February 26, 2003, pursuant to which SDI acquired shares of common stock from the Company. In connection with this transaction, SDI and the Company also entered into a Registration Rights Agreement dated February 26, 2003.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.       DESCRIPTION

99.14 Securities Purchase Agreement by and among Safeguard Scientifics, Inc., Safeguard Delaware, Inc., and ChromaVision Medical Systems, Inc. dated February 26, 2003

99.15             Registration Rights Agreement between Safeguard Delaware, Inc.
                  and ChromaVision Medical Systems, Inc. dated February 26,
                  2003.

                                   SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this schedule is true, complete and correct.

Date:    March 3, 2003                    Safeguard Scientifics, Inc.

                                          By:      /s/ N. Jeffrey Klauder
                                               -------------------------------
                                                N. Jeffrey Klauder
                                                Managing Director

Date:    March 3, 2003                    Safeguard Delaware, Inc.

                                          By:      /s/ N. Jeffrey Klauder
                                               -------------------------------
                                                N. Jeffrey Klauder
                                                Vice President

Date:    March 3, 2003                    Safeguard Scientifics (Delaware), Inc.

                                          By:      /s/ N. Jeffrey Klauder
                                               -------------------------------
                                                N. Jeffrey Klauder
                                                Vice President

                                   SCHEDULE I

         1.       Safeguard Scientifics, Inc.

                  Safeguard Scientifics, Inc., a Pennsylvania corporation ("Safeguard"), owns all of the outstanding capital stock of Safeguard Delaware, Inc., a Delaware corporation ("SDI"), and Safeguard Scientifics (Delaware), Inc., a Delaware corporation ("SSD"). Safeguard has an address at 800 The Safeguard Building, 435 Devon Park Drive, Wayne, PA 19087-1945. Safeguard is an operating company that creates long-term value by focusing on technology-related companies that are developed through superior operations and management support. See
                  Schedule II with respect to the executive officers and directors of Safeguard as of the date of this amendment to
                  Schedule 13D.

         2.       Safeguard Delaware, Inc.

                  SDI is a wholly owned subsidiary of Safeguard. SDI is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P.O. Box 7048, Wilmington, DE 19803. SDI is the general partner of Safeguard 98 Capital L.P. ("Safeguard 98"), a Delaware limited partnership. Schedule III provides information about the executive officers and directors of SDI as of the date of this amendment to Schedule 13D.

         3.       Safeguard Scientifics (Delaware), Inc.

                  SSD is a wholly owned subsidiary of Safeguard. SSD is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P.O. Box 7048, Wilmington, DE 19803.
                  Schedule IV provides information about the executive officers and directors of SSD as of the date of this amendment to
                  Schedule 13D.

                                   SCHEDULE II
         EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD SCIENTIFICS, INC.

         Name                    Present Principal Employment                Business Address
         ----                    ----------------------------                ----------------
EXECUTIVE OFFICERS*

Anthony L. Craig           President, Chief Executive Officer and       Safeguard Scientifics,Inc.
                           Director                                     800 The Safeguard Building
                                                                        435 Devon Park Drive
                                                                        Wayne, PA 19087

Michael F. Cola            Managing Director, Corporate Operations      Safeguard Scientifics,Inc.
                                                                        800 The Safeguard Building
                                                                        435 Devon Park Drive
                                                                        Wayne, PA 19087

Christopher J. Davis       Managing Director and Chief Financial        Safeguard Scientifics,Inc.
                           Officer                                      800 The Safeguard Building
                                                                        435 Devon Park Drive
                                                                        Wayne, PA 19087

Anthony A. Ibarguen        Managing Director, Business & IT Services    Safeguard Scientifics,Inc.
                                                                        800 The Safeguard Building
                                                                        435 Devon Park Drive
                                                                        Wayne, PA 19087

N. Jeffrey Klauder         Managing Director and General Counsel        Safeguard Scientifics,Inc.
                                                                        800 The Safeguard Building
                                                                        435 Devon Park Drive
                                                                        Wayne, PA 19087

DIRECTORS*

Robert E. Keith, Jr.       Managing Director of TL Ventures and         TL Ventures
                           President and CEO, Technology Leaders        435 Devon Park Drive, Bldg. 700
                           Management, Inc.                             Wayne, PA 19087

Anthony L. Craig           Same as above                                Same as above

Vincent G. Bell, Jr.       President and Chief Executive Officer,       Verus Corporation
                           Verus Corporation                            5 Radnor Corporate Center, Suite 520
                                                                        Radnor, PA 19087

Walter W. Buckley, III     Chairman and CEO, Internet Capital Group,    Internet Capital Group
                           Inc.                                         435 Devon Park Drive, Bldg. 600
                                                                        Wayne, PA 19087

Julie A. Dobson            Consultant                                   12617 Greenbriar Road
                                                                        Potomac, MD 20854

Robert A. Fox              President, R.A.F. Industries                 R.A.F. Industries
                                                                        One Pitcairn Place, Suite 2100
                                                                        165 Township Line Road
                                                                        Jenkintown, PA 19046-3593

George MacKenzie           Consultant                                   360 High Ridge Road
                                                                        Chadds Ford, PA 19317

Jack L. Messman            Chairman and CEO, Novell, Inc.               Novell, Inc.
                                                                        404 Wyman Street, Suite 500
                                                                        Waltham, MA 02451

Russell E. Palmer          Chairman and CEO, The Palmer Group           The Palmer Group
                                                                        3600 Market Street, Suite 530
                                                                        Philadelphia, PA 19104

John W. Poduska Sr.        Consultant                                   295 Meadowbrook Rd.
                                                                        Weston, MA 02493-2450

John J. Roberts            Consultant                                   1007 Canterbury Lane
                                                                        Villanova, PA 19085

*  All Executive Officers and Directors are U.S. Citizens.

                                  SCHEDULE III
          EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD DELAWARE, INC.

         Name                    Present Principal Employment               Business Address
         ----                    ----------------------------               ----------------
EXECUTIVE OFFICERS*

Anthony L. Craig           President, Safeguard Delaware, Inc.;         Safeguard Scientifics, Inc.
                           President and CEO, Safeguard Scientifics,    800 The Safeguard Building
                           Inc.                                         435 Devon Park Drive
                                                                        Wayne, PA 19087

Christopher J. Davis       Vice President & Treasurer, Safeguard        Safeguard Scientifics,Inc.
                           Delaware, Inc.; Managing Director and CFO,   800 The Safeguard Building
                           Safeguard Scientifics, Inc.                  435 Devon Park Drive
                                                                        Wayne, PA 19087

N. Jeffrey Klauder         Vice President & Assistant Secretary,        Safeguard Scientifics,Inc.
                           Safeguard Delaware, Inc.; Managing           800 The Safeguard Building
                           Director and General Counsel, Safeguard      435 Devon Park Drive
                           Scientifics, Inc.                            Wayne, PA 19087

DIRECTORS*

Deirdre Blackburn          Manager, Legal Systems & Corporate           Safeguard Scientifics, Inc.
                           Secretary, Safeguard Scientifics, Inc.       800 The Safeguard Building
                                                                        435 Devon Park Drive
                                                                        Wayne, PA 19087

Joseph R. DeSanto          Director, Safeguard Scientifics, Inc.        Safeguard Scientifics, Inc.
                                                                        800 The Safeguard Building
                                                                        435 Devon Park Drive
                                                                        Wayne, PA 19087

*  All Executive Officers and Directors are U.S. Citizens.

                                   SCHEDULE IV
   EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD SCIENTIFICS (DELAWARE), INC.

       Name                     Present Principal Employment                 Business Address
       ----                     ----------------------------                 ----------------
EXECUTIVE OFFICERS*

Anthony L. Craig           President, Safeguard Scientifics             Safeguard Scientifics, Inc.
                           (Delaware), Inc.; President and CEO,         800 The Safeguard Building
                           Safeguard Scientifics, Inc.                  435 Devon Park Drive
                                                                        Wayne, PA 19087

Christopher J. Davis       Vice President & Treasurer, Safeguard        Safeguard Scientifics,Inc.
                           Scientifics (Delaware), Inc.; Managing       800 The Safeguard Building
                           Director and CFO, Safeguard Scientifics,     435 Devon Park Drive
                           Inc.                                         Wayne, PA 19087

N. Jeffrey Klauder         Vice President & Assistant Secretary,        Safeguard Scientifics,Inc.
                           Safeguard Scientifics (Delaware), Inc.;      800 The Safeguard Building
                           Managing Director and General Counsel,       435 Devon Park Drive
                           Safeguard Scientifics, Inc.                  Wayne, PA 19087

DIRECTORS*

Deirdre Blackburn          Manager, Legal Systems & Corporate           Safeguard Scientifics, Inc.
                           Secretary, Safeguard Scientifics, Inc.       800 The Safeguard Building
                                                                        435 Devon Park Drive
                                                                        Wayne, PA 19087

Joseph R. DeSanto          Director, Safeguard Scientifics, Inc.        Safeguard Scientifics, Inc.
                                                                        800 The Safeguard Building
                                                                        435 Devon Park Drive
                                                                        Wayne, PA 19087

*  All Executive Officers and Directors are U.S. Citizens.

                                   SCHEDULE V

All of the following transactions were effected by the executive officers and directors of the Reporting Persons listed below, in brokers' transactions in the Nasdaq National Market.

Name                       Date             Type of Transaction        Shares           Price Per Share
----                       ----             -------------------        ------           ---------------
None